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                                                                       Exhibit 8

CONTACTS:
   FEDERATED                                   FINGERHUT
       CAROL SANGER - MEDIA                       LYNDA NORDEEN - MEDIA
       513/579-7764                               612/936-5015
       SUSAN ROBINSON - INVESTOR                  GERALD KNIGHT - INVESTOR
       513/579-7780                               612/936-5507


                         FEDERATED TO ACQUIRE FINGERHUT
      ACQUISITION TO STRENGTHEN/COMPLEMENT CATALOG AND INTERNET BUSINESSES

     CINCINNATI, OHIO, February 11, 1999 - Federated Department Stores, Inc. (NYSE: FD) and Fingerhut Companies, Inc. (NYSE: FHT) today jointly announced a definitive merger agreement under which Federated will acquire Fingerhut, a leading direct marketing company. Fingerhut will operate as a wholly owned subsidiary of Federated, with its headquarters remaining in Minneapolis, MN.

     In the transaction, Fingerhut shareholders will receive $25 per share in cash under a tender offer expected to commence within a week. The transaction, valued at approximately $1.7 billion (including net debt of Fingerhut), is subject to regulatory approvals and other conditions. The transaction has been approved by the boards of directors of both companies.

     Federated said Fingerhut's state-of-the-art infrastructure for catalog and Internet order fulfillment, coupled with its prowess in database management and direct marketing, provides an excellent platform for further growth of Federated's strong retail brands and non-store retailing operations - Bloomingdale's By Mail and Macy's By Mail direct mail catalogs and the Macys.Com e-commerce website.

     "Joining forces with a company such as Fingerhut allows us to capitalize on and leverage our own retailing strengths and infrastructure in new, rapidly expanding channels. The acquisition, therefore, will help fuel Federated's potential for continued growth," said James M. Zimmerman, Federated's chairman and chief executive officer. "This is an excellent opportunity for Federated and Fingerhut because our businesses and core competencies complement each other so well. One of the reasons we are attracted to Fingerhut is its exceptionally strong management team and workforce. We regard both as tremendous resources."

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     "This is an excellent transaction for our shareholders and a natural fit that will benefit both organizations," said Ted Deikel, chairman and chief executive officer of Fingerhut. "This relationship will provide Fingerhut with the capital to more rapidly expand our e-commerce efforts, as well as Fingerhut Business Services, our fulfillment and marketing services operation."

     While the near-term financial effects of the acquisition will depend on numerous factors, Federated expects the acquisition to be dilutive initially. On a longer-term basis, Federated expects that this transaction will accelerate its future growth and increase its return on investment.

     The Fingerhut core catalog represents a majority of the company's approximately $2 billion annual sales, but the company also operates catalogs under the names of Figi's, a food and gift catalog; Arizona Mail Order and Bedford Fair, both apparel catalogs; and Popular Club, a membership-based general merchandise catalog. In addition to its own e-commerce websites, Fingerhut also owns minority equity interests in four e-commerce companies - PC Flowers & Gifts, an on-line provider of flowers, gift baskets and gourmet food; The Zone Network, parent company of MOUNTAINZONE.COM; FreeShop.Com, an online provider of free merchandise and links to other e-commerce sites; and Roxy Systems, Inc., an Internet marketer of digital communications and entertainment services.

     Beyond catalog and Internet selling, Fingerhut's range of business services include telemarketing, direct marketing, information management, warehousing, product fulfillment and distribution, order and returns processing and customer service. Fingerhut and its subsidiaries employ about 10,000 people.

     Credit Suisse First Boston and Jones, Day, Reavis & Pogue are advising Federated on the transaction, and Fingerhut is being advised by Salomon Smith Barney and Faegre & Benson.

     Federated, with corporate offices in Cincinnati and New York, is one of the nation's leading department store retailers, with annual sales of more than $15.8 billion. Federated currently operates more than 400 department stores in 33 states under the names of Bloomingdale's, The Bon Marche, Burdines, Goldsmith's, Lazarus, Macy's, Rich's and Stern's. Federated also operates direct mail catalog and electronic commerce subsidiaries under the names of Bloomingdale's By Mail, Macy's By Mail and Macys.Com.

     Forward-looking statements contained in this release involve risks and uncertainties that could cause actual results to differ materially from those contemplated. Factors that could cause such differences include the risks associated with retailing generally, transactional effects, integration risks and other investment considerations described from time to time by the companies in their filings with the Securities and Exchange Commission.


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